SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of September, 2005.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku, Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒      Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐      No ☒

Table of Documents Filed

Page
1.	ORIX Update (First Quarter for the April 1-June 30, 2005 Period) sent to shareholders.	1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: September 12, 2005	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

FINANCIAL HIGHLIGHTS

ORIX Consolidated Financial Highlights (Unaudited)

First Quarter (April 1, 2005–June 30, 2005)	(Millions of U.S. dollars/Millions of yen except per share amounts)

	2005.4–6	2005.4–6	2004.4–6	Change %
Total Revenues	$1,922	¥212,635	¥202,825	Up	5%
Income before Income Taxes*	528	58,448	36,653	Up	59%
Net Income	342	37,789	23,527	Up	61%
Earnings Per Share (Basic) (US$/Yen)	$3.91	¥432.08	¥281.05	Up	54%
Earnings Per Share (Diluted) (US$/Yen)	3.70	409.74	258.14	Up	59%

	2005.6	2005.6	2005.3	Change %
Shareholders’ Equity	$6,912	¥764,603	¥727,333	Up	5%
Total Assets	55,914	6,185,171	6,068,953	Up	2%
Shareholders’ Equity Per Share (US$/Yen)	$78.93	¥8,731.00	¥8,322.96	Up	5%

*	“Income before income taxes” refers to “income before discontinued operations and income taxes” in the consolidated statements of income.

**	U.S. dollar amounts have been calculated at ¥110.62 to $1.00, the approximate exchange rate prevailing at June 30, 2005. Unless otherwise stated, all amounts shown are in millions of Japanese yen or millions of U.S. dollars, except for per share data, which are in single yen or dollars.

Summary of Consolidated Financial Results

1. First Quarter Highlights (April 1–June 30, 2005)

Revenues were up 5% year on year to ¥212,635 million. Although revenues from real estate sales decreased year on year, revenues from direct financing leases, operating leases, interest on loans and investment securities, brokerage commissions and net gains on investment securities, life insurance premiums and related investment income, gains on sales of real estate under operating leases and other operating revenues were up compared to the same period of the previous fiscal year.

Expenses were down 5% year on year to ¥162,909 million. Although interest expense, costs of operating leases, other operating expenses, selling, general and administrative expenses and write-downs of securities increased, life insurance costs, costs of real estate sales and provision for doubtful receivables and probable loan losses were down year on year.

Operating income was up 60% to ¥49,726 million, income before income taxes* rose 59% to ¥58,448 million thanks in part to the contribution from equity in net income of affiliates and gains on sales of subsidiaries and affiliates, and net income grew 61% to ¥37,789 million with a contribution from discontinued operations, net of applicable tax effect.

Segment profits were down year on year for the Rental Operations and Life Insurance segments. However, segment profits increased for the Corporate Financial Services segment thanks to the expansion of loans to corporate customers. The Automobile Operations segment performed steadily due to the expansion of automobile leases. The Real Estate-Related Finance segment was up due to the contribution from corporate loans, including non-recourse loans, and the loan servicing operations. The Real Estate segment increased as a result of higher gains on sales of real estate under operating leases and sales of residential condominiums. The Other segment was up due to the contribution from gains on sales of subsidiaries and affiliates. The Americas segment was higher due to the contribution from loans to corporate customers and sales on real estate. Finally, the Asia, Oceania and Europe segment was up year on year due to the steady performance of the automobile leasing and corporate lending of a number of companies in the region.

Operating assets were up 1% to ¥5,171,569 million and total assets were up 2% to ¥6,185,171 million on June 30, 2005. Shareholders’ equity increased 5% to ¥764,603 million on June 30, 2005 and the shareholders’ equity ratio was 12.4% compared to 12.0% at March 31, 2005. ROE (annualized) rose from 16.2% to 20.3% and ROA (annualized) improved from 1.67% to 2.47% compared to the same period of the previous fiscal year.

2. Forecasts for the Fiscal Year Ending March 31, 2006

For the fiscal year ending March 31, 2006, we forecast revenues of ¥880,000 million (down 4% compared with the fiscal year ended March 31, 2005), income before income taxes of ¥162,000 million (up 5%) and net income of ¥96,000 million (up 5%), which is unchanged from the forecasts made on April 26, 2005 in our earnings announcement for the fiscal year ended March 31, 2005.

For details on the first quarter earnings announcement, please access “First Quarter Results 2005/6” and “First Quarter Results Supplementary Information 2005/6” from ORIX’s website at: http://www.orix.co.jp/grp/ir_e/data/report/index.htm

In addition, ORIX is scheduled to announce its interim results (second quarter) for the fiscal year ending March 31, 2006, on Tuesday, November 8, 2005.

SPECIAL FEATURE

Reinforcing the “ORIX Way” to Reach the Next Stage of ORIX’s Corporate Development
	Seiichi Takarabe	Yoshihiko Miyauchi
	Economic Journalist	Director, Representative Executive Officer, Chairman, and Chief Executive Officer of ORIX

Surging Profitability—Pushing Net Income Close to the ¥100 Billion Mark

Takarabe: I have long had great interest in ORIX. One gets the impression that the expansion of your operations in so many diverse business fields has been thanks to powerful sales and marketing capabilities. In addition, your profitability has shown a noteworthy surge in recent years.

Miyauchi: Ever since its establishment, ORIX has maintained a basic policy of continually seeking out challenging new opportunities in financial service fields and elsewhere, creating new value, and providing that value to customers. Recently, the Japanese economy has progressed to the final stage of escape from the chronic sluggishness that it has suffered from since the end of the bubble economy, and many encouraging new trends are emerging. Amid these conditions, ORIX is keeping a step ahead of the competition in addressing promising opportunities in such new fields as those involving new approaches to the real estate business and those involving corporate rehabilitation projects associated with the disposal of financial institutions’ non-performing assets. We have kept ahead of our competitors in addressing the opportunities and we have also successfully made the most of those opportunities.

Takarabe: As a result, your net income in the fiscal year ended March 2005 reached ¥91.5 billion. You are on the brink of joining a select group of just over 20 Japanese companies that annually generate ¥100 billion in net income. ORIX’s ability to build a solid business base centered on small and medium-sized enterprises (SMEs) has clearly been a key factor behind your growth so far. Have you also been greatly helped by the problems banks have been facing since the end of the bubble economy?

Miyauchi: No, I don’t think the banks’ problems have contributed much to our growth. While our client base of SMEs do engage in some transactions with banks, they generally recognize the advantages of doing business with ORIX. We are perhaps the only financial company in Japan to engage in transactions with SMEs on a nationwide scale. In individual regions, we do compete directly with various local financial institutions, but we have no real nationwide competitor.

Takarabe: That’s interesting. We are now entering an era in which there will be three megabanks in Japan. If those megabanks can dispose of their non-performing assets, they are likely to make frenzied efforts to develop new business, and their profitability can be expected to rise steadily. What do you think of this?

Miyauchi: ORIX’s sales and marketing operations are distinctive in that we have many specialized departments developing diverse financial products and services and numerous sales and marketing staff throughout Japan who offer those products and services to customers in their geographic regions while undertaking cross-selling initiatives. Cross-selling involves offering customers various additional products and services in line with their needs. Our sales and marketing offices throughout Japan are relentlessly working to expand their client networks of SMEs, and much of the power of our marketing network stems from the ability of our specialized departments to develop highly appealing products and services.

We provide products and services that banks do not have, and we effectively leverage our strong portfolio of products and services with powerful capabilities for marketing propositions. Because of this, even if the banks fully recover, we do not expect them to be able to significantly encroach on our territory. In fact, if there were eventually only three huge banks in Japan, I think the number of niche markets not covered by banks would further increase. Compared with a megabank with ¥100 trillion in total assets, a smaller company like ORIX with only about ¥6 trillion in assets is much more maneuverable and flexible. We are expecting many new niche markets to be created, and we are aiming to address related opportunities with even greater speed and accuracy than previously.

ORIX’s Unique Strategies for Expanding Overseas Operations

Takarabe: In the fiscal year ended March 31, 2005, ORIX increased its profitability in all nine of its business segments. The segment generating the most profit was the Corporate Financial Services segment, which provides leases and financing to SMEs and undertakes the cross-selling of a diverse array of products and services. Moreover, you had strong performances in the three segments you are positioning as growth businesses, namely Automobile Operations; Real Estate-Related Finance; and Real Estate.

Miyauchi: Yes, we are expecting to be able to leverage our specialized capabilities effectively, particularly in businesses related to automobiles and real estate.

Takarabe: In addition, your operations were robust in the two overseas business segments—The Americas segment and the Asia, Oceania and Europe segment. I was a bit surprised to note that ORIX has such extensive overseas operations. I am particularly impressed with how you have localized your overseas operations—that is a rather unusual approach for companies in Japan’s financial industry.

Miyauchi: Since establishing our first overseas subsidiary in Hong Kong in 1971, we have expanded our overseas operations for more than 30 years. Our overseas business now accounts for approximately 16% of our operating assets and about 21% of our income before income taxes. You might think it’s natural that our overseas operations have become quite substantial after the 30 years of effort put into developing them. I am proud to say that we have no peers among Japanese financial companies with respect to our success in expanding overseas operations and doing business overseas with local companies.

Takarabe: In the 1980s, many major Japanese banks and securities companies sought to establish overseas operations by taking over U.S. financial institutions, but most of them subsequently withdrew from overseas markets. In fact, I’ve interviewed many corporate executives, and they generally say they have given up hope of going overseas and generating profit by doing business with local companies.

Miyauchi: This is largely because they post Japanese employees to run the overseas businesses. I think it’s quite hard for Japanese employees posted overseas—who are generally replaced at intervals of about three years—to sink deep roots in local markets and generate profits. However, if you look at ORIX’s operations in the United States, you can see we have skilled Americans serving as top management and filling most other management positions. We think this is natural and almost all of the rank and file employees are Americans, too—there are only a few Japanese employees. We monitor and supervise our overseas operations from Japan but generally give free rein to the local managers. I believe it would have been impossible to have managed the companies so successfully if we had posted Japanese nationals to be top managers of overseas companies.

Takarabe: So you have localized the management of ORIX’s overseas companies. But are those companies engaged in business operations that draw on ORIX’s operations in Japan?

Miyauchi: ORIX started out by learning the leasing business in the United States and pioneering the development of leasing markets in Japan. Because the U.S. financial industry is very advanced, we still find it beneficial to post Japanese staff to our U.S. companies, have them learn about various types of financial business there, and then have them bring back their expertise to Japan. Moreover, when the expertise from the United States enables us to create successful financial products and services in Japan, our next step is to offer those products and services in Asian markets outside Japan. You could say that this is one of ORIX’s standard business methods.

Takarabe: While leasing is a mature industry in Japan, there are many Asian markets where the leasing industry is almost nonexistent or just beginning to take off.

Miyauchi: That’s right. We have more than 30 overseas companies in Asia, each established in cooperation with powerful local partners and developing unique business operations centered on leasing. Our operations in the Middle East are particularly special. After establishing a company in Pakistan in 1986, we established companies in Oman, in 1994; Egypt, in 1997; Saudi Arabia, in 2001; and the United Arab Emirates, in 2002. In April 2005, we also decided to establish a company in Kazakhstan.

Takarabe: With regard to religion and customs, Middle Eastern countries have very special cultures. I’ve heard that developing business there is quite difficult for Japanese companies.

Miyauchi: In brief, I don’t think Japanese nationals are the right people to be managing business operations in the Middle East. When ORIX entered Pakistan, we had the International Finance Corporation, a member of the World Bank Group, introduce us to a powerful local partner, with which we established a leading joint venture. Our relationship with that powerful partner increased ORIX’s creditworthiness in the Middle East. Because Pakistanis are very influential in Middle Eastern business circles, our Pakistan joint venture has played a central role in establishing all the other ORIX Group companies in the Middle East. Japanese businesspeople are not effective in the Middle East; nevertheless, there are a great many business opportunities in the region. We are letting our company in Pakistan decide how to address those opportunities.

Takarabe: That’s very interesting. I think I myself should visit the Middle East and learn more about the region’s economies. However, what is your approach to doing business in China? Although there are various problems there as well, I don’t imagine that you are completely ignoring the Chinese market.

Miyauchi: Japan’s leading leasing companies launched leasing operations in China during the 1980s, but they all encountered huge problems and had to withdraw. That’s the historical background. Even today, China hasn’t yet created a legal framework solid enough to enable us to confidently extend financing to local customers. We’ve retained considerable know-how learned in our first round of business in China and would like to create some new business models for doing business there, but the opportunities in India and Russia may be somewhat more alluring for now.

Personnel and Organizational Management that Promotes Proactive Approaches to Challenging New Business Opportunities

Takarabe: Actually, there is a question I’ve been wanting to ask you for some time. ORIX has developed new financial businesses one after another. Are you personally the one who is initiating all these new business development projects? Or are these projects that ORIX’s business planning and sales and marketing departments are coming up with?

Miyauchi: At ORIX, we don’t have so much of a top-down approach to doing business, and we don’t have a business planning department. The role of ORIX’s management is to consider business proposals originating from frontline sales and marketing staff, select the most promising proposals, and provide support for business projects based on those proposals. Within ORIX, there is an abundance of useful business information circulating, and managers can easily obtain this information so long as they keep their eyes and ears open.

Takarabe: Recently you’ve begun launching such new operations as a nursing care business and the Electronic Toll Card, or ETC, business. Do you have some specific criteria for deciding which business development projects to move ahead with?

Seiichi Takarabe

Economic Journalist

Born in 1956, Takarabe graduated from the law faculty of Keio University in 1980 and immediately joined Nomura Securities Co., Ltd. After leaving that company, he worked for a publisher and then became a freelance journalist. Currently, Takarabe is active in Asahi Television’s Sunday Project show and various other television and radio programs. He has published numerous books on economics and business.

Miyauchi: ORIX’s main criterion when evaluating businesses is profitability rather than gross revenue, and we are prepared to address many kinds of potentially profitable business opportunities. But we also have strong compliance consciousness throughout ORIX, so, there are many types of business that we wouldn’t undertake even if they seemed very likely to be profitable. Our policy is to not engage in any business that is even mildly problematic or negative with regard to its influence on society. This policy has been made very clear.

Takarabe: What are your criteria for deciding how quickly to develop new businesses and how quickly the new businesses have to succeed?

Miyauchi: These are some of the most difficult questions to resolve. There are a large number of attractive business projects we can choose from. Many of them are hard to evaluate because they are the kind of projects that are only feasible if they can be implemented immediately and quickly. Also difficult to evaluate are the many projects that require a long time to bring to fruition but may offer great rewards to those companies able to stay the course.

For example, our operations related to non-performing assets are a kind of “now or never” business, but our units engaged in such operations are, surprisingly, very careful in evaluating even the most alluring projects and drafting conservative business development plans. In this regard, I believe that top management’s role is to tell those units to be a bit bolder in approving projects and moving ahead with their implementation.

Then, on the other hand, there are projects that are very difficult to definitively evaluate. Such projects may seem to be going along okay and have considerable promise for the future, and we may be making persistent efforts to help them succeed; however, sometimes an objective examination will suggest a negative prognosis and a top manager will have to make the difficult decision to cancel the project, even though it may always seem that the project in question could succeed if just a bit more effort were invested. Managers have the job of seeking to minimize the risks that new business projects inevitably entail.

Takarabe: That’s very interesting. So, it seems that your frontline sales and marketing staff play a key role in ORIX. Could you tell me how you work to increase the qualifications of these staff and evaluate those qualifications?

Miyauchi: This is another very difficult and important question at ORIX. In such fields as real estate finance and investment banking, for example, we are competing with the world’s top financial institutions. Accordingly, we have proactively hired people with sophisticated skills and proven track records to work for ORIX in such fields. Such professionals must be remunerated in line with their performance. Our challenge is to create work environments that offer optimal incentives to such employees as well as to the sales and marketing staff whose loyal efforts over many years have enabled ORIX to maintain and develop its powerful nationwide sales and marketing base.

Takarabe: It must be very difficult to effectively manage people while focusing exclusively on capabilities and job performance.

Miyauchi: The personnel management systems of the 20th-century mass manufacturers were able to apply simple standards of evaluation to all their employees, but this is no longer possible in contemporary knowledge-intensive industries. Small mistakes in designing personnel management systems can have an extremely destructive and far-reaching impact on corporate cultures. Such mistakes could critically undermine key strengths in ORIX’s corporate culture—such as our emphasis on team play and on integrating knowledge from various sources—managers must, therefore, take great care to prevent such mistakes. Regardless of how strong and sophisticated the individual capabilities of certain staff may be, ORIX does require everyone to be adept at team play.

Takarabe: This leads us to the question of what is unique about the way people in ORIX think. Your business model has various virtues, but ORIX seems to derive particular strength from its ability to be distinctively creative in ways that other companies are simply incapable of.

Miyauchi: That’s true. In fact, our distinctiveness is reflected in the ORIX brand slogan “ORIX, the only answer.” Much of our strength stems from our emphasis on engaging in diverse consultations with customers, identifying unmet customer needs, and concertedly focusing the ORIX Group’s resources on making proposals that demonstrate that we offer answers available nowhere else. By consistently maintaining this emphasis in all of our operations, we have developed a uniquely dynamic corporate ethos. Rather than placing undue emphasis on our industry rankings or how we compare with other companies, we focus on the best way to express and extend our own unique fundamental strengths, referred to collectively as the “ORIX Way.”

Takarabe: In truth, both of these phrases—“ORIX, the only answer” and the “ORIX Way”—do seem to indicate what is so special about ORIX. Moreover, it has been quite some time since ORIX has been among the top ranked companies in terms of leasing business volume in Japan. I would venture to say that ORIX’s image has become more akin to that of a trading company or securities company than that of a leasing company. ORIX already defies conventional industry classification categories, and I believe that you can further develop and increase the prominence of your unique operations in the future.

AIMING FOR THE NEXT STAGE — PURSUING THE ORIX WAY —

Yoshihiko Miyauchi Director, Representative Executive Officer, Chairman, and Chief Executive Officer of ORIX

Having achieved record-high net income during the previous fiscal year, ORIX reported a new record-high level of profitability during the first quarter of the current fiscal year as measured on a quarterly basis and continued the upward trends in such principal performance indicators as ROE, ROA, the shareholders’ equity ratio, and net income per share. However, we are by no means fully satisfied with this performance and believe we are now stronger than any other time in our 41-year company history and that now is the time to focus on the challenges that must be overcome to attain the “next stage” of our corporate development.

ORIX’s Management Policies

In line with its important management goal of realizing sustained growth in shareholder value, ORIX is seeking to control risks while quickly and accurately identifying and proactively developing numerous promising opportunities. Our entry into new business fields has largely involved building on and deepening the specialized capabilities for financial and tangible asset management that ORIX has acquired in its leasing activities and using these capabilities to develop a multitude of businesses on the periphery of the leasing industry.

We currently classify our diverse businesses into nine segments for such purposes as decision making and performance evaluation, and we are striving to optimize our distribution of management resources by further dividing the segments into three categories—businesses comprising a solid and steadily growing profit base, accelerated growth businesses, and businesses with the potential for new growth opportunities. While monitoring trends in society and financial markets, we are constantly seeking to address the challenges of “next stage” new growth opportunities. We believe we can realize sustained growth in corporate value by transforming these opportunities into businesses comprising a solid and steadily growing profit base and accelerated growth businesses.

To promote this process, the ORIX Group has a management structure comprising six top management members—including the CEO, COO, CFO, and three deputy presidents—along with the managers of various Group units, who have specialized expertise. The six top management members and the Group unit managers cooperatively undertake performance reviews at monthly strategy meetings and make decisive strategic course changes when necessary. This is the basic business execution system that ORIX has established.

It is also important to have an effective corporate governance system to ensure that business is promoted in a manner that is in line with the Group’s basic policies as well as the interests of the various stakeholders. We adopted a “Company with Committees” board model in 2003, and our board of directors currently consists of 12 directors, of which five are outside directors. These outside directors play central roles in the three committees—the Nominating Committee, Audit Committee, and Compensation Committee—and thereby help increase the transparency and objectivity of our management system.

Pursuing the ORIX Way

ORIX has steadily bolstered its profit base during its 41-year history, as is reflected in the performance indicators recorded last fiscal year—¥91.5 billion in net income, 14.17% ROE, 1.56% ROA, and an 11.98% shareholders’ equity ratio (as of March 31, 2005). I believe that attaining the “next stage” will entail further reinforcing our unique corporate culture, which we refer to as the “ORIX Way.” Rather than setting our sights only on real or potential rivals, the ORIX Way calls for creating a unique company that boasts outstanding strengths and is thus beyond comparison. Instead of emulating other companies, we are striving to create and offer new products and services that contribute to society. By creating workplaces in which workers can take pride and by earning the strong trust of society at large, we are aiming to augment our recognition as an excellent company.

To effectively pursue the ORIX Way, we have to stay ahead of the pack in addressing new business opportunities, continuously upgrade our professional skills, and promote teamwork involving synergistic cooperation. Therefore, rather than focusing unduly on punishing employees for intelligent decisions that turn out to be wrong in retrospect, we must encourage employees to proactively pursue farsighted business development initiatives. Management should bear the responsibility for minimizing the risk associated with those initiatives. ORIX employees have high levels of professional skills, cooperate through teamwork that synergistically leverages their individual capabilities, and proactively address promising new opportunities. These are principal ORIX strengths that enable us to provide services greatly superior to those of other companies.

We must tirelessly develop new businesses and relentlessly move forward. If we do this while retaining our dedication to the ORIX Way, we will be in a strong position to attain the “next stage.”

TOPICS

Alliance with AUTOBACS SEVEN in Automobile Businesses Targeting Retail Customers

In June 2005, ORIX Auto Corporation agreed to form an operational alliance with AUTOBACS SEVEN CO., LTD., an industry leader in automotive goods retailing in Japan.

AUTOBACS SEVEN has a nationwide network of approximately 500 AUTOBACS and Super AUTOBACS specialty retail outlets, mostly at roadside locations. These stores sell and install automotive goods and parts as well as provide such maintenance services as those involving oil changes, battery replacements, and automobile inspections.

The alliance calls for all AUTOBACS Group stores to support ORIX’s MyCar Lease customers by providing them with basic maintenance and automobile inspection services while also preparing systems for marketing ORIX Auto’s MyCar Lease products. Furthermore, the partners are studying the feasibility of offering in-store maintenance to ORIX Auto’s corporate clients, issuing automobile-related service cards that enhance customer convenience, and jointly developing and purchasing automotive goods and parts to enable both companies to enjoy greater economies of scale.

ORIX Auto had 540,000 vehicles under management as of March 31, 2005, and is seeking to boost this number to one million by March 31, 2008. In addition to its mainstay automobile leasing services for corporate customers, it is now emphasizing the expansion of its MyCar Lease products for individuals. ORIX Auto’s efforts to broaden the range of MyCar Lease marketing channels have led to collaboration with such companies as Credit Saison Co., Ltd. and American Express International, Inc., in the areas of credit card-based bonus point systems and the use of credit cards to pay leasing fees, and MyCar Lease promotional materials are often distributed together with the monthly bills such companies mail to their cardholders.

The size of Japan’s market for automobile leases for retail customers is currently estimated to be in the order of 130,000 vehicles, which is quite small in comparison with the 40-million-plus vehicles owned by individuals in Japan. By providing products and services with high levels of added value, ORIX Auto believes it can substantially augment the number of automobiles it provides through its MyCar Lease products.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 24 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: http://www.orix.co.jp/grp/index_e.htm

Forward-Looking Statements

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.